CINERGY EMPLOYEES'
                                   401(K) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                                      AS OF

                           DECEMBER 31, 1998 AND 1997


                                  TOGETHER WITH

                                AUDITORS' REPORT

                                     Cinergy
                             Employees' 401(k) Plan

                        Financial Statements and Exhibits

                                                                        Page No.

(a)  Financial Statements

     Report of Independent Public Accountants                              3

     Statement of Net Assets Available for Benefits,  with
     Fund Information,  as of December 31, 1998                           4-5

     Statement of Net Assets Available for Benefits,  with
     Fund Information,  as of December 31, 1997                            6

     Statement  of Changes  in Net  Assets  Available  for
     Benefits,  with Fund Information, for the Year Ended December
     31, 1998                                                             7-8

     Notes to Financial Statements                                        9-14

     Financial Statement Schedules (As required by the Employee
     Retirement Income Security Act):

          Schedule  I -  Schedule  of  Assets  Held for  Investment
          Purposes  - December 31, 1998                                   15

          Schedule II - Schedule of Reportable  Transactions  for the
          Year Ended December 31, 1998                                    16

(b)  Exhibit 23 - Consent of Independent Public Accountants

                    Report of Independent Public Accountants



To the Plan Administrator of the Cinergy Employees' 401(k) Plan:


         We have audited the accompanying statements of net assets available for benefits, with fund information, of the CINERGY EMPLOYEES' 401(k) PLAN (formerly the PSI Energy, Inc. Employees' 401(k) Savings Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
June 24, 1999




                         Cinergy Employees' 401(k) Plan


      Statement of Net Assets Available for Benefits, with Fund Information

                             As  of December 31, 1998 (Page 1 of 2)


                                                            Participant Directed
                                          Fidelity   Fidelity   Fidelity     Fidelity                 Fidelity
                             Fidelity      Equity-     Asset      U.S.      Diversified    Fidelty     Freedom
                             Magellan      Income     Manager  Bond Index  International  Low-Priced   Income
                               Fund         Fund       Fund       Fund         Fund          Fund       Fund


ASSETS
Investments, at fair value:
Shares of registered
  investment companies      $77,490,613  $72,474,825   $ -    $8,121,223    $3,171,678    $6,277,250   $402,941
Common stock                       -            -        -          -             -             -          -
Participant loans                  -            -        -          -             -             -          -
         Total investments   77,490,613   72,474,825     -     8,121,223     3,171,678     6,277,250    402,941
Receivables:
Employer's contribution            -            -        -          -             -             -          -
         Total receivables         -            -        -          -             -             -          -

Net assets available for
  benefits                  $77,490,613  $72,474,825   $ -    $8,121,223    $3,171,678    $6,277,250   $402,941


The accompanying notes to financial statements are an integral part of these statements.




                         Cinergy Employees' 401(k) Plan


      Statement of Net Assets Available for Benefits, with Fund Information

                             As   of December 31, 1998 (Page 2 of 2)

                                                                                                           Non-
                                                                                                       Participant
                                                   Participant Directed                                  Directed

                                                                    Fidelity
                                                                   Retirement
                          Fidelity   Fidelity  Fidelity  Fidelity    Money      Cinergy                   Cinergy
                           Freedom    Freedom   Freedom   Freedom    Market      Common    Participant    Common
                          2000 Fund  2010 Fund 2020 Fund 2030 Fund    Fund     Stock Fund   Loan Fund   Stock Fund       Total
ASSETS
Investments, at fair value:
Shares of registered
  investment companies     $992,121 $1,462,602 $651,559  $326,131  $14,038,002 $      -    $     -       $      -     $185,408,945
Common stock                   -          -        -         -            -     77,708,424       -        75,676,345   153,384,769
Participant loans              -          -        -         -            -           -     6,380,659          -        6,380,659
         Total investments  992,121  1,462,602  651,559   326,131   14,038,002 $77,708,424  6,380,359    75,676,345   345,174,373
Receivables:
Employer's contribution        -          -        -         -            -           -          -        2,216,939     2,216,939
         Total receivables     -          -        -         -            -           -          -        2,216,939     2,216,939

Net assets available for
  benefits                 $992,121 $1,462,602 $651,559  $326,131  $14,038,002 $77,708,424 $6,380,659   $77,893,284  $347,391,312




The accompanying notes to financial statements are an integral part of these statements.





                         Cinergy Employees' 401(k) Plan


      Statement of Net Assets Available for Benefits, with Fund Information

                             As of December 31, 1997


                                                          Participant Directed
                                                                                                          Fidelity
                                           Fidelity    Fidelity                 Fidelity                 Retirement
                             Fidelity       Equity-      Asset     Fidelity    Diversified    Fidelity      Money
                             Magellan       Income      Manager   U.S. Bond   International  Low-Priced    Market
                               Fund          Fund        Fund     Index Fund      Fund       Stock Fund     Fund
ASSETS
Investments, at fair value:
Shares of registered
  investment companies      $54,552,571  $61,145,074  $6,594,866  $5,840,588   $1,570,120    $4,121,952  $12,218,642
Common stock                       -            -           -           -            -             -            -
Participant loans                  -            -           -           -            -             -            -
         Total investments   54,552,571   61,145,074   6,594,866   5,840,588    1,570,120     4,121,952   12,218,642
Receivables:
Employer's contribution            -            -           -           -            -             -            -
Participants' contribution       17,647       10,046       4,978         932          229           539        5,608
         Total receivables       17,647       10,046       4,978         932          229           539        5,608

Net assets available for
  benefits                  $54,570,218  $61,155,120  $6,599,844  $5,841,520   $1,570,349    $4,122,491  $12,224,250



The accompanying notes to financial statements are an integral part of these statements.






                         Cinergy Employees' 401(k) Plan


Statement of Net Assets Available for Benefits, with Fund Information (Continued)

                             As of December 31, 1997
                                                        Non-
                                                     Participant
                              Participant Directed    Directed


                             Cinergy                  Cinergy
                              Common     Participant   Common
                            Stock Fund    Loan Fund  Stock Fund       Total
ASSETS
Investments, at fair value:
Shares of registered

  investment companies      $      -     $     -     $      -     $146,043,813
Common stock                 95,595,584        -      75,638,528   171,234,112
Participant loans                  -      6,707,503         -        6,707,503
         Total investments   95,595,584   6,707,503   75,638,528   323,985,428
Receivables:
Employer's contribution            -           -          17,437        17,437
Participants' contribution       50,047        -            -           90,026
         Total receivables       50,047        -          17,437       107,463

Net assets available for
  benefits                   $95,645,631  $6,707,503  $75,655,965  $324,092,891



The accompanying notes to financial statements are an integral part of these statements.



                         Cinergy Employees' 401(k) Plan


 Statement of Changes in Net Assets Available for Benefits, with Fund Information

                       For        the Year Ended December 31,1998 (Page 1 of 2)


                                                                      Participant Directed


                                                                                               Fidelity
                                                                              Fidelity U.S.   Diversified  Fidelity Low-   Fidelity
                                Fidelity    Fidelity Equity- Fidelity Asset   Bond Index    International Priced Stock     Freedom
                              Magellan Fund    Income Fund    Manager Fund       Fund           Fund          Fund       Income Fund
Additions to net assets:
   Investment income-
     Net appreciation
       (depreciation) in fair
       value of investments    $15,691,965     $3,723,234       $484,924     $  107,509       $135,332     $ (516,506)    $ 11,823
     Interest                         -              -              -              -              -              -            -
     Dividends                   3,500,250      3,978,330         51,737        415,327        118,240        505,568       12,893
                                19,192,215      7,701,564        536,661        522,836        253,572        (10,938)      24,716
   Contributions:
     Participants'               4,611,409      3,995,950        167,253        395,230        363,982        734,625        6,431
     Employer's                       -              -              -              -              -              -            -
     Rollovers                      48,875         63,920         15,808        117,961         25,780         35,124         -

                                 4,660,284      4,059,870        183,061        513,191        389,762        769,749        6,431
         Total additions        23,852,499     11,761,434        719,722      1,036,027        643,334        758,811       31,147

    Deductions from net assets:
      Benefits paid to
        participants             3,116,581      4,179,692         45,158        572,865         84,379        414,802         -
         Total deductions        3,116,581      4,179,692         45,158        572,865         84,379        414,802         -

    Net increase/(decrease)
      prior to transfers        20,735,918      7,581,742         674,564       463,162        558,955        344,009       31,147
    Interfund transfers          2,383,823      3,935,163      (7,274,408)    1,831,283      1,039,351      1,755,037      371,794
    Interplan transfers           (199,346)      (197,200)           -          (14,742)         3,023         55,713         -

    Net increase (decrease)     22,920,395     11,319,705      (6,599,844)    2,279,703      1,601,329      2,154,759      402,941
    Net assets available for
      benefits:

      Beginning of year         54,570,218     61,155,120       6,599,844     5,841,520      1,570,349      4,122,491         -

      End of year              $77,490,613    $72,474,825      $     -       $8,121,223     $3,171,678     $6,277,250     $402,941



The accompanying notes to financial statements are an integral part of these statements.




                         Cinergy Employees' 401(k) Plan


 Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      For the Year Ended December 31, 1998

                                 (Page 2 of 2)

                                                                                                               Non-
                                                                                                           Participant
                                                       Participant Directed                                  Directed
                                                                       Fidelity
                          Fidelity   Fidelity   Fidelity   Fidelity   Retirement   Cinergy                   Cinergy
                          Freedom    Freedom    Freedom    Freedom      Money       Common    Participant    Common
                           2000       2010        2020       2030       Market       Stock       Loan         Stock
                           Fund       Fund        Fund       Fund       Fund         Fund        Fund         Fund        Total
 Additions to net assets:
    Investment income-
     Net appreciation
       (depreciation)in
       fair value of
       investments       $ 43,452  $   62,169   $ 28,781   $ 25,468 $      -    $(10,295,223) $     -    $(6,222,411) $ 3,280,517
     Interest                -           -          -          -           -            -        537,489        -         537,489
     Dividends             35,228      53,040     18,738      9,698     686,033     3,967,433       -      3,864,596   17,217,111
                           78,680     115,209     47,519     35,166     686,033    (6,327,790)   537,489  (2,357,815)  21,035,117
   Contributions:
     Participants'         22,311      70,365     51,726     17,703     772,718     2,746,166                   -      13,955,869
     Employer's              -           -          -          -           -             -          -      7,083,521    7,083,521
     Rollovers               -          2,864      2,224      1,559      17,309        26,655       -           -         358,079
                           22,311      73,229     53,950     19,262     790,027     2,772,821       -      7,083,521   21,397,469
         Total additions  100,991     188,438    101,469     54,428   1,476,060    (3,554,969)   537,489   4,725,706   42,432,586

    Deductions from net
      assets:
      Benefits paid to
        participants         -         49,765        159       -      1,089,761     4,630,840    416,103   4,267,350   18,867,455
         Total deductions    -         49,765        159       -      1,089,761     4,630,840    416,103   4,267,350   18,867,455

    Net increase/(decrease)
      prior to transfers  100,991     138,673    101,310     54,428     386,299    (8,185,809)   121,386     458,356   23,565,131
    Interfund transfers   891,130   1,323,929    550,249    271,703   1,420,693    (8,056,430)  (443,317)       -            -
    Interplan transfers      -           -          -          -          6,760    (1,694,968)    (4,913)  1,778,963     (266,710)

    Net increase
      (decrease)          992,121   1,462,602    651,559    326,131   1,813,752   (17,937,207)  (326,844)  2,237,319   23,298,421
    Net assets available
      for benefits:

Beginning of year            -           -          -          -     12,224,250    95,645,631  6,707,503  75,655,965  324,092,891

End of year              $992,121  $1,462,602   $651,559   $326,131 $14,038,002   $77,708,424 $6,380,659 $77,893,284 $347,391,312



The accompanying notes to financial statements are an integral part of these statements.

                         Cinergy Employees' 401(k) Plan


                          Notes to Financial Statements

                           December 31, 1998 and 1997




(1)  Plan Description-

     (a) General--The Cinergy Employees' 401(k) Plan (the Plan) is a defined contribution plan covering non-union employees of Cinergy Corp. and subsidiaries (the Company) who meet minimum age and service requirements. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The administrative expenses of the Plan are paid by the Company. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all Plan participants.

          On December 31, 1997, the assets of the Cincinnati Gas & Electric Company (CG&E) Deferred Compensation and Investment Plan were merged into the Plan. Effective January 1, 1998, the Plan's name was changed from the PSI Energy, Inc. Employees' 401(k) Savings Plan to the Cinergy Employees' 401(k) Plan.

     (b) Contributions--Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

          The Company matches 60% of the first 5% of base pay contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the Company's board of directors. For those employees who do not contribute to the Plan, the Company contributes an incentive match assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in the accompanying financial statements as "Non-Participant Directed" funds until the participant elects to transfer the funds to another investment option.

          Participants are immediately vested in all contributions and earnings thereon.

     (c) Payments of Benefits--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their salary-deferral account in accordance with Plan provisions.

     (d) Participant Loans--Subject to certain limitations, participants may apply for loans from their salary deferral account balances. Such loans are reflected in the Participant Loan Fund in the accompanying financial statements. Interest on the loan is set at the prime rate plus1/2% at the time of borrowing and are secured by the balance in the participant's account. Loans are to be repaid within 54 months through regular payroll deductions.


(2)  Significant Accounting Policies-

     (a) Basis of Accounting--The financial statements of the Plan are prepared on an accrual basis.

     (b) Investment Valuation and Income Recognition--Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Transfers of assets between the Plan and the Cinergy Union Employees' 401(k) Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

          A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

          The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1998 and 1997 are as follows:

                                                       1998            1997
          Fidelity Magellan Fund                  $  77,490,613   $  54,552,571
          Fidelity Equity-Income Fund                72,474,825      61,145,074
          Cinergy Corp. Common Stock                153,384,769     171,234,112


     (c) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (d) Payments of Benefits--Benefits are recorded when paid.


(3)  Investment Options-

     Upon enrollment or re-enrollment, participants direct that their contributions (i.e., non-Company match contributions), including any rollover contributions, be invested in one or more of the following investment options:

     *    Fidelity Magellan Fund

          The Fidelity Magellan Fund invests mainly in equity securities of domestic and foreign issuers that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

     *    Fidelity Equity-Income Fund

          The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

     *    Fidelity U.S. Bond Index Fund

          The Fidelity U.S. Bond Index Fund invests in securities that include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations, and U.S. dollar-denominated obligations of foreign governments with the principal purpose of seeking current income consistent with the preservation of capital.

     *    Fidelity Diversified International Fund

          The Fidelity Diversified International Fund invests primarily in stocks of foreign issuers with the principal purpose of seeking out stocks that are undervalued compared to industry norms in their countries.

     *    Fidelity Low-Priced Stock Fund

          The Fidelity Low-Priced Stock Fund invests primarily in the stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth with the principal purpose of seeking out stocks of smaller companies with per share prices of $35 or less.

     *    Fidelity Freedom Income Fund

          The Fidelity Freedom Income Fund's goal is to seek high current income and, as a secondary objective, capital appreciation through a combination of investing in equity, fixed-income, and money market funds managed by Fidelity Investments.

     *    Fidelity Freedom 2000, 2010, 2020 and 2030 Funds

          Each of the Fidelity Freedom 2000, 2010, 2020 and 2030 Funds seek high total return. Each fund seeks to achieve this goal by investing in a combination of equity, fixed-income, and money market funds managed by Fidelity Investments. These funds are targeted to investors expected to retire near the date specified in the fund name.

     *    Fidelity Retirement Money Market Fund

          The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the fund is to seek high money market yields while maintaining preservation of capital.

     *    Cinergy Common Stock Fund

          The Cinergy Common Stock Fund invests in common stock of Cinergy Corp.

          Previously, participants could direct their contributions to the Fidelity Asset Manager Fund. During 1998, the Plan administrator eliminated this fund as an investment option. Participants invested in this fund were able to redirect their investment elections to any one or more of the above investment options.


(4)  Federal Income Tax Status-

     The Internal Revenue Service has determined and informed the Plan by letter dated November 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe the Plan is designed and being operated in compliance with the applicable requirements of the IRC.


(5) Reconciliation of Financial Statements to Form 5500-

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                         December 31,

                                                   1998                1997
Net assets per financial statements            $347,391,312        $324,092,891
Amounts allocated to withdrawing participants       (76,045)            (33,857)
Net assets per Form 5500                       $347,315,267        $324,059,034

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                     Year Ended
                                                                    December 31,
                                                                        1998

       Benefits paid to participants per the financial statements   $18,867,455
       Add: Amounts allocated to withdrawing participants at
         December 31, 1998                                               76,045
       Less:  Amounts allocated to withdrawing participants at
         December 31, 1997                                              (33,857)
       Benefits paid to participants per Form 5500                  $18,909,643


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


(6)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(7)  Related Party Transactions-

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Cinergy Corp. Common Stock Fund holds common stock of the plan administrator as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Finally, the Participant Loan Fund hold loans from participants in the Plan and therefore, these transactions qualify as party-in-interest transactions.

(8)  Subsequent Event-

     On January 1, 1999, the assets of the Pro-Energy (a wholly-owned subsidiary of Cinergy Corp.) Retirement and 401(k) Savings Plan were transferred into the Plan. All Pro-Energy employees were able to transfer their account balance and invest in the Plan's investment options described in Note (3). All employees of Pro-Energy were automatically eligible to participate in the Plan.




                                                                      SCHEDULE I

                         Cinergy Employees' 401(k) Plan
                                 EIN: 35-0594457
                                Plan Number: 002

            Item 27a--Schedule of Assets Held for Investment Purposes


                                December 31, 1998


            Identity of Issuer, Borrower,       Description of Investment, Including Maturity Date,        Cost        Current Value
              Lessor, or Similar Party         Rate of Interest, Collateral, and Par or Maturity Value

   *      Cinergy Corp.                       Common Stock                                              $102,761,664    $153,384,769
   *      Fidelity Investments                Magellan Fund                                               55,432,662      77,490,613
   *      Fidelity Investments                Equity-Income Fund                                          62,874,028      72,474,825
   *      Fidelity Investments                U.S. Bond Index Fund                                         7,985,351       8,121,223
   *      Fidelity Investments                Diversified International Stock Fund                         3,081,371       3,171,678
   *      Fidelity Investments                Low-Priced Stock Fund                                        6,748,818       6,277,250
   *      Fidelity Investments                Freedom Income Fund                                            395,005         402,941
   *      Fidelity Investments                Freedom 2000 Fund                                              949,673         992,121
   *      Fidelity Investments                Freedom 2010 Fund                                            1,398,911       1,462,602
   *      Fidelity Investments                Freedom 2020 Fund                                              622,361         651,559
   *      Fidelity Investments                Freedom 2030 Fund                                              301,785         326,131
   *      Fidelity Investments                Retirement Money Market Fund                                14,038,002      14,038,002
   *      Various plan participants           Participant loans (interest rates ranging from 6.50-9.50%)   6,380,659       6,380,659
                    Total assets held for
                      investment purposes                                                               $262,970,290    $345,174,373


   *      Denotes a party-in-interest




The accompanying notes to financial statements are an integral part of these statements.




                                                                   SCHEDULE II

                               Cinergy Employees'
                                   401(k) Plan
                                 EIN: 35-0594457
                                Plan Number: 002


                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1998
                                                           Expenses
Identity of                                                Incurred
  Party         Identity of      Purchase      Sales         With          Cost of
 Involved       Securities       Price (A)   Price (A)    Transaction       Assets        Net Gain

Cinergy         Cinergy       $27,058,166   $28,389,874   $     -         $19,132,542    $9,257,332
Corp.           Common
                Stock Fund

Fidelity        Fidelity       19,740,540    10,056,563         -           8,547,242     1,509,321
Investments     Magellan
                Fund

Fidelity        Fidelity       19,875,724    12,269,207         -          11,078,149     1,191,058
Investments     Equity-Income
                Fund

Fidelity        Fidelity       15,213,256    12,523,393         -          12,523,393          -
Investments     Retirement
                Money Market
                Fund


(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               CINERGY EMPLOYEES'
                                   401(K) PLAN


                              By/s/RICHARD L. BOND
                                 Richard L. Bond
                               Plan Administrator




June 28, 1999

                                                                      EXHIBIT 23









                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




            As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 24, 1999 included in the Annual Report on Form 11-K for the year ended December 31, 1998 of the Cinergy Employees' 401(k) Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-56067.



                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 24, 1999